July 12, 2008

UNITED STATES SECURITIES AND
     EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
Ann Nguyen Parker, Branch Chief
ATTN:   Carmen Moncada-Terry
100 F Street NW,  Mail Stop 7010
WASHINGTON, D.C. 20549-2000

RE:  Sterling Oil & Gas Company
                    S-1 Post Effective Amendment filed June 27, 2008
                    File No.333-148034
                    Responding to Staff Comments of July 11, 2008

To Whom It May Concern:

In connection with the foregoing filing of Sterling Oil & Gas (the “Company”), the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
STERLING OIL & GAS COMPANY

/s/ Richard G. Stifel
______________________________
Richard G. Stifel, CFO